Exhibit 1

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Balance Sheets	2 - 3

Interim Condensed Consolidated Statements of Operations	4

Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5

Interim Condensed Statements of Changes in Equity	6

Interim Condensed Consolidated Statements of Cash Flows	7 - 8

Notes to Interim Condensed Consolidated Financial Statements	9 - 26

- - - - - - - - - - -

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2013	2012
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$21,598	$15,219
Short-term and restricted bank deposits	9,601	10,330
Short-term marketable securities and accrued interest	19,345	7,966
Trade receivables (net of allowance for doubtful accounts of $ 2,389 at September 30, 2013 and $ 2,146 at December 31, 2012)	28,070	24,198
Other receivables and prepaid expenses	7,471	5,653
Deferred tax assets, net	1,666	1,621
Inventories	13,393	16,797

Total current assets	101,144	81,784

LONG-TERM ASSETS:
Long-term restricted bank deposits	7,479	9,251
Long-term marketable securities	-	15,762
Investment in an affiliated company	-	1,084
Deferred tax assets, net	3,668	3,565
Severance pay funds	17,765	15,772

Total long-term assets	28,912	45,434

PROPERTY AND EQUIPMENT, NET	3,303	3,619

INTANGIBLE ASSETS, NET	4,591	2,857

GOODWILL	33,749	32,095

Total assets	$171,699	$165,789

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except per share data

	September 30,	December 31,
	2013	2012
	Unaudited	Audited
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$4,686	$8,436
Trade payables	8,614	6,817
Other payables and accrued expenses	16,580	15,062
Deferred revenues	7,257	4,871

Total current liabilities	37,137	35,186

LONG-TERM LIABILITIES:
Accrued severance pay	18,770	16,284
Senior convertible notes	353	353
Long-term banks loans, net of current maturities	11,157	14,477
Deferred revenues and other liabilities	2,389	1,192

Total long-term liabilities	32,669	32,306

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 shares at September 30, 2013 and December 31, 2012; Issued: 49,911,529 shares at September 30, 2013 and 49,332,510 shares at December 31, 2012; Outstanding: 38,554,822 shares at September 30, 2013 and 37,975,803 shares at December 31, 2012	113	112
Additional paid-in capital	200,249	197,653
Treasury stock at cost- 11,356,707 shares as of September 30, 2013 and December 31, 2012	(35,768)	(35,768)
Accumulated other comprehensive income	855	1,303
Accumulated deficit	(63,556)	(65,003)

Total equity	101,893	98,297

Total liabilities and equity	$171,699	$165,789

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Nine months ended September 30,
	2013	2012

Revenues:
Products	$82,746	$77,581
Services	18,234	17,103

Total revenues	100,980	94,684

Cost of revenues:
Products	38,410	35,758
Services	4,699	4,436

Total cost of revenues	43,109	40,194

Gross profit	57,871	54,490

Operating expenses:
Research and development, net	20,994	22,446
Selling and marketing	28,991	30,319
General and administrative	6,408	6,481

Total operating expenses	56,393	59,246

Operating income (loss)	1,478	(4,756)
Financial income, net	151	366

Income (loss) before taxes on income	1,629	(4,390)
Income tax expenses , net	(161)	(284)
Equity in losses of affiliated company, net	(21)	(27)

Net income (loss)	$1,447	$(4,701)

Basic net earnings (loss) per share	$0.04	$(0.12)
Diluted net earnings (loss) per share	$0.04	$(0.12)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands, except per share data

	Nine months ended September 30,
	2013	2012

Net income (loss)	$1,447	$(4,701)

Other comprehensive loss, related to unrealized loss on cash flow hedges	(448)	(107)

Total comprehensive income (loss)	999	(4,808)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD.

INTERIM CONDENSED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

				Accumulated	Retained
		Additional		other	earnings
	Share	paid-in	Treasury	comprehensive	(accumulated	Total
	capital	capital	stock	income	deficit)	equity

Balance as of December 31, 2012	$112	$197,653	$(35,768)	$1,303	$(65,003)	$98,297

Issuance of shares upon exercise of options	1	1,417	-	-	-	1,418
Stock compensation related to options granted to employees	-	1,179	-	-	-	1,179
Comprehensive income, net:
Unrealized loss on foreign currency cash flow hedges	-	-	-	(448)	-	(448)
Net income	-	-	-	-	1,447	1,447

Balance as of September 30, 2013	$113	$200,249	$(35,768)	$855	$(63,556)	$101,893

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,
	2013	2012
Cash flows from operating activities:

Net income (loss)	$1,447	$(4,701)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,233	2,136
Amortization of marketable securities premiums and accretion of discounts, net	268	327
Equity in losses of affiliated companies, net and interest on loans to affiliate company	21	14
Stock-based compensation expenses	1,179	1,197
Increase in accrued interest on loans, marketable securities, bank deposits and structured notes	115	5
Increase in deferred tax assets, net	(148)	-
Decrease (increase) in trade receivables, net	(3,893)	4,205
Increase in other accounts receivable and prepaid expenses	(2,618)	(2,408)
Decrease in inventories	3,404	1,683
Increase (decrease) in trade payables	1,802	(5,698)
Increase (decrease) in other accounts payable and accrued expenses	1,193	(1,789)
Increase in deferred revenues	3,143	99
Increase (decrease) in accrued severance pay, net	214	(309)

Net cash provided by (used in) operating activities	8,360	(5,239)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,
	2013	2012
Cash flows from investing activities:

Proceeds from redemption of marketable securities upon maturity	4,000	-
Short-term deposits, net	729	730
Investment in affiliated company	(1,211)	(72)
Proceeds from long-term bank deposits	1,772	1,590
Purchase of property and equipment	(1,063)	(1,844)

Net cash provided by investing activities	4,227	404

Cash flows from financing activities:

Purchase of treasury stock	-	(6,299)
Repayment of long-term bank loans	(7,070)	(7,376)
Consideration related to payment of acquisition of NSC non- controlling interest	(515)	(336)
Proceeds from issuance of shares upon exercise of stock options	1,377	35

Net cash used in financing activities	(6,208)	(13,976)

Increase (decrease) in cash and cash equivalents	6,379	(18,811)
Cash and cash equivalents at the beginning of the period	15,219	28,257

Cash and cash equivalents at the end of the period	$21,598	$9,446

Supplemental disclosure of cash flow activities:

Cash paid during the period for income taxes	$329	$307

Cash paid during the period for interest	$446	$606

Supplemental disclosure of non-cash financing activities:

Receivables in respect of exercise of options	$41	$-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	Business overview:

AudioCodes Ltd. (the "Company") and its subsidiaries (together the "Group") design, develop and market products and services for voice, data and video over IP networks to service providers and channels (such as distributors), OEMs, network equipment providers and systems integrators.

The Company operates through its wholly-owned subsidiaries in the United States, Europe, Asia, Latin America and Israel.

b.	Acquisition of Natural Speech Communication Ltd. ("NSC"):

Through December 31, 2009, the Company had invested an aggregate of $ 8,418 in NSC, a privately-held company engaged in speech recognition. As of December 31, 2009, the Company owned 59.7% of the outstanding share capital of NSC, which has been consolidated into the financial results of the Company since December 2008.

In January 2010, the Company entered into an agreement to acquire all of the outstanding equity of NSC that it did not own as of December 31, 2009. The closing of the transaction occurred in May 2010. Pursuant to the agreement, the Company purchased the remaining 40.3% of the shares from NSC's non-controlling shareholders for a maximum total consideration of $ 1,733. The payment of the total consideration can be made, at the Company's option, in any combination of cash and the Company's shares. In accordance with the agreement, $ 838 was paid through December 31, 2012. An additional amount of $ 395 was paid in March 2013. An additional earn-out of $ 120 was paid in April 2013, since certain aggregate revenue milestones were met for the years ended December 31, 2010, 2011 and 2012.

c.	Asset Purchase Agreement with Mailvision Ltd ("Mailvision"):

In April 2013, the Company entered into an asset purchase agreement with Mailvision, in which the Company held 29.2% of the outstanding share capital. Pursuant to the agreement, in May 2013, the Company acquired certain assets and assumed certain liabilities of Mailvision., an Israeli company which develops, markets and licenses VoIP solutions for mobile, PC and tablet devices for telecom operators and service providers (see also Note 3).

d.	The Group is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there are a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Group and its financial position.

e.	The Group's major customer in the nine months ended September 30, 2013, and 2012, accounted for 16.2% and 12.7% of the Group's revenues in those periods, respectively. No other customer accounted for more than 10% of the Group's revenues in those periods.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2012, are applied consistently in these financial statements. For further information refer to the consolidated financial statements as of December 31, 2012.

a.	Interim financial statements:

The interim condensed consolidated balance sheet as of September 30, 2013 and the related interim condensed consolidated statements of operations, comprehensive income (loss) and cash flows for the nine months ended September 30, 2013 and 2012, and the statement of equity for the nine months ended September 30, 2013, are unaudited. This unaudited information has been prepared by the Company in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial statements, and on the same basis as the audited annual consolidated financial statements and in management's opinion, reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for interim financial reporting for the periods presented and accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These Interim Condensed Consolidated Financial Statements should be read in conjunction with the 2012 Annual Consolidated Financial Statements and the notes thereto. The Interim Condensed Consolidated Balance Sheet Data as of December 31, 2012 was derived from the 2012 Annual Consolidated Financial Statements, but does not include all disclosures required by U.S. GAAP.

b.	Use of estimates:

The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. As applicable to these interim condensed consolidated financial statements, the most significant estimates and assumptions relate to revenue recognition and allowance for sales returns, allowance for doubtful accounts, inventories, intangible assets, goodwill, income taxes and valuation allowance, stock-based compensation and contingent liabilities. Actual results could differ from those estimates.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Business combinations:

The Company accounts for business combinations under ASC 805, "Business Combinations." ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. ASC 805 also requires that contingent consideration be recorded on the acquisition date and revaluated to fair value in subsequent periods, and restructuring and acquisition-related deal costs of the acquirer be expensed as incurred.

As required by ASC 820, "Fair Value Measurements and disclosures" the Company applies assumptions that marketplace participants would consider in determining the fair value of assets acquired, liabilities assumed, non-controlling interest and redeemable non-controlling interest in the acquiree at the acquisition date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and changes in acquired income tax position are to be recognized in earnings.

d.	New accounting guidance recently adopted:

In the first quarter of fiscal year 2013, the Company adopted ASU. 2013-02, Topic 350, "Comprehensive Income", which amends Topic 220 to improve the reporting of reclassifications out of accumulated other comprehensive income to the respective line items in net income. The relevant presentation and disclosures have been applied retrospectively for all periods presented.

e.	Impact of recently issued accounting standard not yet adopted:

In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2013-11 "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists." The standard requires the netting of unrecognized tax benefits (the "UTBs") against a deferred tax asset for a loss or other carryforward that would apply in settlement of the uncertain tax positions. UTBs are required to be netted against all available same-jurisdiction loss or other tax carryforwards that would be utilized, rather than only against carryforwards that are created by the UTBs. This accounting guidance is effective for the Company beginning in the first quarter of fiscal year 2014.  The Company is currently evaluating the impact the adoption of this accounting guidance may have on its consolidated financial statements.

f.	Reclassification:

Certain amounts in prior period financial statements have been reclassified to conform to the current period's presentation.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- ASSET PURCHASE AGREEMENT WITH MAILVISION LTD. ("MAILVISION")

On May 13, 2013 (the "Closing Date"), pursuant to an Asset Purchase Agreement with Mailvision (the "APA"), the Company acquired certain assets and assumed certain liabilities of Mailvision.

The APA also provides that, under certain limited circumstances, if the Company were to sell the acquired assets and assumed liabilities to a third party prior to May 2014, the proceeds from such sale in excess of a specified amount would be payable to Mailvision, and, if the purchase price offered by a third party prior to May 2014 exceeds a specified amount, subject to a number of conditions, the Company would be required to sell the acquired assets and assumed liabilities (the “Sale Option”).

The acquisition was accounted for using the purchase method. The $ 3,434 in consideration for the acquisition was composed of the following amounts: (i) $ 221 present value of $ 233 payable on the 2014 Anniversary Date of the acquisition; (ii) $ 432 fair value of earn-out considerations, that are payable in 2015 and 2016, if certain milestones of revenues from the sale of Mailvision’s product are met during the three annual periods following the Closing Date (the "Earn-Out"). (iii) waiver of $ 1,472 of debt owed by Mailvision to the Company; and (iv) $ 376 fair value of the Sale Option. In addition, on the Closing Date, the Company reevaluated its investment in Mailvision (see Note 6) to its fair value in the amount of $ 933 in accordance with ASC 805. As a result of the revaluation of investment in Mailvision, the Company recognized a gain of $ 95 that was recorded in equity in losses of affiliated company, net in the statement of operations.

The payment of the consideration can be made, at the Company's option, in any combination of cash and the Company's ordinary shares.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of May 13, 2013:

Property and equipment	$38
Core technology	2,322
Customer relationships	266
Goodwill	1,654

Total assets acquired	4,280

Net working capital	567
Other liabilities due to acquisition activity	279

Total assumed liabilities	846

Net assets acquired	$3,434

The fair values of the acquired core technology and customer relationships were valued using the income approach. This method utilized a forecast of expected cash inflows, cash outflows and contributory charges for economic returns on tangible and intangible assets employed. The excess of the purchase price over the preliminary assessment of the net tangible and intangible assets acquired resulted in goodwill of $ 1,654.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- ASSET PURCHASE AGREEMENT WITH MAILVISION LTD. ("MAILVISION") (Cont.)

The acquired core technology and customer relationships are being amortized on a straight-line basis over a period of 5.5 and 4.5 years, respectively.

The fair value of the Earn-Out was estimated by utilizing the income approach, taking into account the potential cash payments discounted to arrive at a present value amount, based on the Company's expectation as to future revenues of Mailvision’s products in the three subsequent annual periods following the Closing Date. The discount rate was based on the market interest rate and estimated operational capitalization rate. The fair value of the Sale Option granted was valued by using the Black-Scholes call option pricing model.

The Exercise price of the Sale Option is $ 7,097. Fair values of the Sale Option were estimated using the following assumptions (annualized percentages):

	September 30, 2013	May 13, 2013

Dividend yield	0%	0%
Expected volatility	60%	60%
Risk-free interest	0.1%	0.15%
Expected life	0.6 years	1 year

In accordance with ASC 815, the Company measured the Sale Option at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in the Company's statement of operations as financial income or expense.

As of September 30, 2013, the Earn-Out and the Sale Option estimated fair value amounted to $ 440 and $ 222, respectively, of which an aggregate amount equal to $ 440 was classified as a long-term liability.

These consolidated financial statements include the operating results of the Mailvision business since May 13, 2013. The revenues and expenses specific to the Mailvision business and the pro forma results are not material to these condensed consolidated financial statements.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- MARKETABLE SECURITIES AND ACCRUED INTEREST

The following is a summary of held to maturity marketable securities:

	December 31, 2012 (Audited)
	Amortized	Unrealized	Fair
	cost	gains	Value
Corporate debentures:
Maturing within one year	$7,625	$62	$7,687
Maturing between one to two years	15,762	299	16,061
Accrued interest	341	-	341

	$23,728	$361	$24,089

	September 30, 2013 (Unaudited)
	Amortized	Unrealized	Fair
	cost	gains	Value
Corporate debentures:
Maturing within one year	$19,119	$127	$19,246
Accrued interest	226	-	226

	$19,345	$127	$19,472

These investments were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. As of September 30, 2013 and December 31, 2012, the Group did not have any investment in marketable securities that was in an unrealized loss position for a period of twelve months or greater. Unrealized gains are valued using alternative pricing sources and models utilizing observable market inputs.

NOTE 5:- INVENTORIES

	September 30,	December 31,
	2013	2012
	Unaudited	Audited

Raw materials	$5,883	$7,684
Finished products	7,510	9,113

	$13,393	$16,797

In the nine months ended September 30, 2013 and 2012, the Group wrote-off inventories in a total amount of $ 1,064 and $ 1,183, respectively.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:- INVESTMENT IN AFFILIATED COMPANY

As of December 31, 2012, the Company owned 25.61% of Mailvision's outstanding share capital. The Company held an investment in equity of $ 1,655, convertible and non-convertible loans of $ 398, and accumulated net loss of $ 969. In April 2013, the Company entered into an asset purchase agreement with Mailvision, pursuant to which in May 2013, the Company acquired certain assets and assumed certain liabilities of Mailvision (See also Note 3). As of September 30, 2013, the Company owns 29.6% of the outstanding share capital of Mailvision.

Balances and transactions with MailVision were as follows:

a.	Balances:

	September 30,	December 31,
	2013	2012
	Unaudited	Audited

Other payables and accrued expenses	$-	$492

b.	Transactions:

	Period ended	Period ended
	September 30,	September 30,
	2013	2012

Amounts charged - cost of revenues	$432	$1,166

NOTE 7:- FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Group measures its foreign currency derivative instruments, its contingent consideration to NSC's former shareholders and its contingent consideration to Mailvision, at fair value. Investments in foreign currency derivative instruments are classified within Level 2 value hierarchy. This is because these assets are valued using alternative pricing sources and models utilizing market observable inputs. The contingent consideration to NSC's former shareholders and the Earn Out and the Sale Option provided to Mailvision are classified within Level 3 value hierarchy because these liabilities are based on present value calculations and an external valuation models whose inputs include market interest rates, estimated operational capitalization rates and volatilities. Unobservable inputs used in these models are significant.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- FAIR VALUE MEASUREMENTS (Cont.)

The Group's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2012 (Audited)
	Fair value measurements using input type
	Level 2	Level 3	Total

Financial assets related to foreign currency derivative hedging contracts	$1,303	$-	$1,303

Financial Liabilities:
Foreign currency derivative contracts	$(362)	$-	$(362)
Contingent consideration related to NSC's former shareholders	-	(115)	(115)

Total Financial liability	$(362)	$(115)	$(477)

	September 30, 2013 (Unaudited)
	Fair value measurements using input type
	Level 2	Level 3	Total

Financial assets related to foreign currency derivative hedging contracts	$855	$-	$855

Financial Liabilities:
Foreign currency derivative contracts	$(386)	$-	$(386)
Contingent consideration related to Mailvision	-	(662)	(662)

Total Financial liability	$(386)	$(662)	$(1,048)

Fair value measurements using significant unobservable inputs (Level 3):

Balance at January 1, 2013	$(115)
Liabilities incurred in relation to the APA with Mailvision	(808)
Repayment of NSC's contingent consideration	120
Adjustment due to time change value	141

Balance at September 30, 2013	$(662)

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- INTANGIBLE ASSETS, DEFERRED CHARGES

		Useful life	September 30,	December 31,
		(years)	2013	2012
			Unaudited	Audited
a.	Impaired Cost:

	Acquired technology	5-10	$17,840	$15,517
	Customer relationship	4.5-9	4,438	4,172
	Trade name	3	415	415
	Existing contracts for maintenance	3	181	181

			22,874	20,285
	Accumulated amortization:

	Acquired technology		14,008	13,399
	Customer relationship		3,679	3,433
	Trade name		415	415
	Existing contracts for maintenance		181	181

			18,283	17,428

	Amortized cost		$4,591	$2,857

b.	Amortization expenses related to intangible assets amounted to $ 855 and $ 846 for the nine months ended September 30, 2013 and 2012, respectively.

c.	Expected amortization expenses are as follows:

Year ending September 30,
2014	$1,355
2015	1,256
2016	988
2017	483
2018	509

$4,591

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- LONG-TERM BANK LOANS

In April and July 2008, the Company entered into loan agreements with Israeli commercial banks that provided for loans in the total principal amount of $ 30,000 (the "2008 Loans"). As of September 30, 2013, the 2008 Loans were fully paid.

In September and December 2011, the Company entered into loan agreements with Israeli commercial banks that provided for loans in the total principal amount of $ 23,750 (the "2011 Loans").

As of December 31, 2012 and September 30, 2013, the banks have a lien on the Company's assets that secures the 2011 Loans. As of December 31, 2012 and September 30, 2013, the Company is required to maintain a total of $ 13,456 and $ 9,922, respectively, in compensating balances with the banks, to secure the 2011 Loans. As of December 31, 2012 and September 30, 2013, the compensating balances are included in $ 4,205 and $ 4,343 of short-term and restricted bank deposits and $ 9,251 and $ 5,579 of long-term and restricted bank deposits, respectively. The amount of the compensating balances are allowed to be decreased as the Company repays the loan. The agreements with respect to the 2011 Loans require the Company, among other things, to meet certain financial covenants as to maintaining shareholders' equity, cash balances and liabilities to banks at specified levels and achieving certain levels of operating income.

As of December 31, 2012, the Company was in compliance with its covenants to the banks except for the requirement to achieve certain minimum operating income. The Company received waivers from the banks with respect to these covenants until December 31, 2013, subject to compliance with revised financial covenants in 2012 and 2013, an increase in the interest rate with respect to one of the loans and an increase in required compensating balances. As of September 30, 2013, the Company was in compliance with the revised financial covenants and also expects to be in compliance with these covenants by the end of the waiver period.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company's facilities are rented under several lease agreements in Israel, Europe and the U.S. for periods ending in 2024.

As of September 30, 2013, future minimum rental commitments under non-cancelable operating leases are as follows:

Year ending September 30,

2014	$5,979
2015	5,831
2016	5,795
2017	5,896
2018 and on	43,019

Total minimum lease payments *)	$66,520

*)	Minimum payments have been reduced by minimum sublease rental of $ 1,068 due in the future under non-cancelable subleases.

In connection with the Company's offices lease agreement in Israel, the lessor has a lien of approximately $ 5,000 which is included in short-term and restricted bank deposits.

Rent expenses for the nine months ended September 30, 2012 and 2013, were approximately $ 4,322 and $ 3,914, respectively.

b.	Inventory commitments:

The Company is obligated under certain agreements with its suppliers to purchase specified items of excess inventory. Non-cancelable obligations as of September 30, 2013, were $ 373.

c.	Royalty commitment to the Office of the Chief Scientist of the Israeli Ministry of Economy ("OCS"):

As of December 31, 2012 and September 30, 2013, the Company and its Israeli subsidiaries have a contingent obligation to pay royalties in the amount of $ 29,413 and $ 33,713, respectively.

As of December 31, 2012 and September 30, 2013, the Company and its Israeli subsidiaries have paid or accrued royalties to the OCS in the amount of $ 1,810 and $ 2,094, respectively, which was recorded as cost of revenues.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	Legal proceedings:

1.	In May 2007, the Company entered into an agreement with respect to property adjacent to its headquarters in Israel, pursuant to which a building of approximately 145,000 square feet has been erected and was expected to be leased to the Company for a period of eleven years. This new building was substantially completed in May 2010. The landlord claimed that the Company should have taken delivery of the building at that time and started paying rent. The Company disagreed with the landlord's interpretation of the relevant agreement. As a result, the landlord terminated the agreement and leased the property to a third party. This dispute has been referred to arbitration where the Company claimed that due to the landlord's failure the Company lost significant potential revenues. The landlord counterclaimed alleging that it sustained losses equal to approximately one year's rent and management fees in the aggregate amount of approximately NIS 14 million (approximately $ 3.8 million).

In September 2013, the parties reached a settlement agreement in which each party withdrew its claim.

2.

In September 2011, an action was commenced against the Company's U.S subsidiary, AudioCodes Inc. and numerous other defendants, in Federal Court in Delaware alleging that AudioCodes Inc. and the other defendants, infringed the plaintiff's intellectual property rights in five patents. In December 2013, AudioCodes Inc. and the plaintiff entered into a settlement agreement that provided for a dismissal of the action and a nominal payment by AudioCodes Inc. to plaintiff. As of September 30, 2013, the Group recorded an appropriate provision with respect to this claim.

3.	In January 2013, one of the Company’s former senior executives sent a letter of demand claiming an amount of approximately $ 1,000 relating to his termination of employment. The Company has denied all of his allegations and believes that it has valid defenses to this claim.

4.	In February 2013, a patent infringement action was commenced against AudioCodes Inc. and other defendants, in Federal Court in California alleging that AudioCodes Inc. infringed the plaintiff’s intellectual property rights in one patent. One of the other defendants is a customer of the Group that has informed that it believes it is entitled to indemnification from the Group with respect to this litigation. The proceedings are at an early stage and it is not possible at this time to predict their outcome. The Group believes it has valid defenses against the claims.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

5.	In May 2013, the Company received letters from two of its customers who have been sued for alleged patent infringement. The customers seek to be indemnified by the Company. At this early stage, the Company cannot predict the outcome of these demands. As a result, it does not believe that a provision in respect of these potential claims is required.

6.

In November 2013, a former employee filed a claim against the Company’s subsidiary in Brazil in an amount of approximately $ 600 relating to the termination of his employment. The Company has denied all of his allegations and believes that it has valid defenses to this claim.

NOTE 11:- SHAREHOLDERS EQUITY

a.	Warrants issued to nonemployees:

During the nine months ended September 30, 2013, the Company granted to consultants warrants to purchase 63,500 shares at a weighted average exercise price of $ 4.36 per share expiring seven years from the date of grant. During the nine months period ended September 30, 2013, 10,000 warrants were forfeited. As of September 30, 2013, 80,000 warrants issued to consultants are outstanding, out of which 13,500 warrants are exercisable.

b.	Employee Stock Options Plan:

In the year ended December 31, 2008, the Company's Board of Directors approved the 2008 Equity Incentive Plan that became effective in January 2009. As of September 30, 2013, the total number of shares authorized for grant under this Plan is 2,044,934.

Stock options granted under the abovementioned plan are exercisable at the fair market value of the ordinary shares at the date of grant and usually expire seven or ten years from the date of grant. The options generally vest over four years from the date of grant. Any options that are forfeited or cancelled before expiration become available for future grants.

The weighted-average grant-date fair value of options granted during the nine months ended September 30, 2013 was $ 2.16. Fair values were estimated using the Black-Scholes pricing formula with the following weighted-average assumptions (annualized percentages):

Dividend yield	0%
Expected volatility	60.0%-61.0%
Risk-free interest	0.68%-1.37%
Expected life	4.79-5.19
Forfeiture rate	5.5%

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS EQUITY (Cont.)

The following is a summary of the Company's stock option activity and related information for the nine months ended September 30, 2013:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of period	3,777,032	$4.74	4.0	$1,477
Changes during the period:
Granted	517,000	4.09
Exercised	(531,235)	2.67
Forfeited	(128,375)	5.03
Expired	(439,000)	10.95

Options outstanding at end of period	3,195,422	$4.11	4.3	$9,693

Vested and expected to vest	3,019,674	$4.11	4.3	$9,160

Options exercisable at end of period	1,548,195	$4.61	2.9	$4,137

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company's shares. Total intrinsic value of options exercised for the nine months ended September 30, 2013 was $ 1,563.

The following is a summary of Company’s restricted share units ("RSU") activity and related information for the nine months ended September 30, 2013:

	Number of shares	Weighted average grant date fair value

Outstanding at beginning of period	182,161	$3.79
Changes during the period:
Granted	131,170	4.30
Exercised	(47,784)	$3.27

RSUs outstanding at end of period	265,547	$4.13

The total stock-based compensation expenses relating to all of the Company's stock-based awards recognized for the nine months ended September 30, 2013 were $ 1,179.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS EQUITY (Cont.)

As of September 30, 2013, there was $ 2,518 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 0.91 years.

NOTE 12:- BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

	Nine months ended September 30,
	2013		2012

Numerator:

Net earnings (loss) available to ordinary shareholders	$1,447		$(4,701)

Denominator:

Denominator for basic earnings per share - weighted average number of ordinary shares, net of treasury stock	38,121,100		39,523,180
Effect of dilutive securities:
Employee stock options	732,850		-	*)
Senior convertible notes	-	*)	-	*)

Denominator for diluted net earnings per share - adjusted weighted average number of shares	38,853,950		39,523,180

*)	Antidilutive.

NOTE 13:- DERIVATIVE INSTRUMENTS

The Group enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and rent expenses) in currencies other than U.S. dollar. The Group currently hedges such future exposures for a maximum period of one year. However, the Group may choose not to hedge certain foreign currency exchange exposures for a variety of reasons, including but not limited to immateriality, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange rates.

The Group records all derivatives in the consolidated balance sheet at fair value. The effective portions of cash flow hedges are recorded in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of cash flow hedges are adjusted to fair value through earnings in financial other income or expense. The Group does not enter into derivative transactions for trading purposes.

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- DERIVATIVE INSTRUMENTS (Cont.)

The Group had a net deferred gain associated with cash flow hedges of $ 855 and $ 1,303, recorded in other comprehensive income as of September 30, 2013 and December 31, 2012, respectively. As of September 30, 2013, the hedged transactions are expected to occur within twelve months.

The Group entered into forward contracts to hedge the fair value of assets denominated in New Israeli Shekels that did not meet the requirement for hedge accounting. The Group measured the fair value of the contracts in accordance with ASC No. 820 at level 2. The net gain (loss) recognized in "financial and other expenses, net" during the nine months ended September 30, 2013 and 2012 were $ (155) and $ 181, respectively.

As of September 30, 2013 and December 31, 2012, the Group had outstanding foreign exchange forward and option collar (cylinder) contracts in the amount $ 8,400 and $ 33,600, respectively, which were designated as salary hedging contracts.

The fair value of the Group's outstanding derivative instruments and the effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the nine months ended September 30, 2013 and the year ended December 31, 2012, are summarized below:

Foreign exchange forward and		September 30,	December 31,
options contracts	Balance sheet	2013	2012
		Unaudited	Audited

Fair value of foreign exchange forward and options collar (cylinder) contracts	"Other receivables and prepaid expenses"	$855	$1,303

Gains (losses) recognized in OCI (effective portion)	" Accumulated other comprehensive income"	$(448)	$1,543

The effect of derivative instruments in cash flow hedging relationship on income for the nine months ended September 30, 2013 and 2012 is summarized below:

Foreign exchange forward and		Nine months ended September 30,
options contracts	Statement of operations	2013	2012

Gain (loss) on derivatives recognized in OCI	"Operating expenses"	$1,215	$318

Gain (loss) recognized in income on derivatives (effective portion)	"Operating expenses"	$(1,663)	$(425)

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Group's business). The data is presented in accordance with ASC 280, "Segment Reporting". Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the nine months ended September 30, 2013 and 2012.

	Nine months ended September 30,
	2013	2012

Israel Israel	$6,410	$3,954
Americas	51,779	49,427
Europe	26,785	26,458
Far East	16,006	14,845

	$100,980	$94,684

The following presents long-lived assets as of September 30, 2013 and December 31, 2012.

	September 30, 2013	December 31, 2012
	Unaudited	Audited

Israel	$23,301	$19,450
Americas	18,244	18,959
Europe	64	119
Far East	34	43

	$41,643	$38,571

AUDIOCODES LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- GEOGRAPHIC INFORMATION (Cont.)

b.	Product lines:

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

	Nine months ended September 30,
	2013	2012

Technology	$16,662	$18,317
Networking	84,318	76,367

	$100,980	$94,684

NOTE 15:- TAXES ON INCOME

On July 30, 2013, the Israeli Parliament passed a law, which, among other things, was designated to increase the tax levy for years 2013 and 2014 (the "New Law"). The New Law increases the Israeli corporate tax rate from 25% to 26.5%.

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